PLBY GROUP, INC.
10960 Wilshire Blvd., Suite 2200
Los Angeles, CA 90024

May 27, 2022

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PLBY Group, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed March 16, 2022
Form 10-Q for the Quarterly Period Ended March 31, 2022
Filed May 10, 2022
File No. 001-39312

Dear Ladies and Gentlemen:

Please find below the responses of PLBY Group, Inc. (the “Company”) to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) contained in the Staff’s comment letter dated May 18, 2022 with respect to the above-referenced Form 10-K and Form 10-Q. For the Staff’s convenience in reviewing our responses, the Company has repeated each comment and presented its response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation
Comparison of Fiscal Years Ended December 31, 2021 and 2020, page 46

1.
Where you attribute material fluctuations in your revenues, costs, and expenses to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. Refer to Item 303(b) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and will endeavor, in its future filings, where material fluctuations in the Company’s revenue, costs and expenses are attributed to multiple factors, to quantify such factors as appropriate to enhance investors’ understanding of the magnitude and relative impact of each factor to the extent, among other things, such information is available to the Company.

Office of Trade & Services
May 27, 2022

Presented below for illustrative purposes is the Company’s proposed disclosure (comparing the fiscal years ended December 31, 2021 and 2020) that includes additional information about the Company’s revenue disaggregation as well as quantification of expense details for multiple factors to which changes are attributed. The revisions are marked with underlines or strikethroughs to facilitate the Staff’s review. While the Company does not believe that the added disclosures are material to an investor’s assessment of the financial condition and results of operations of the Company, the Company will endeavor to provide similar levels of disclosure to the below proposed disclosure in its future filings, starting with its Form 10-Q to be filed in respect of the quarter ending June 30, 2022.

Net Revenues

Net revenues increased by $98.9 million, or 67%, primarily driven by higher ~~direct-to-consumer~~ revenue of ~~$83.7 million, primarily from the~~ $32.3 million attributable to the acquisition of TLA and $44.7 million attributable to the acquisition of Honey Birdette, $10.8 million related to sales of our tokenized digital art and collectibles and $2.9 million of higher royalties from licensing apparel collaborations in the United States. ~~and the continued growth in direct-to-consumer revenue on Playboy.com.~~

Cost of Sales

Cost of sales increased by $39.8 million, or 53%, primarily due to increased direct-to-consumer revenue of $83.7 million and the amortization of $8.1 million of TLA and Honey Birdette inventory step-ups resulting from purchase accounting.

Selling and Administrative Expenses

Selling and administrative expenses increased by $141.4 million, or 241%, primarily driven by ~~due to~~ higher stock-based compensation expense of $56.5 million, increased direct-to-consumer costs ~~primarily as a result~~ of $22.5 million related to the acquisition of TLA and $17.3 million related to the acquisition of Honey Birdette, acquisition related costs of $11.5 million and $9.4 million of expenses associated with the completion of the Business Combination and related non-recurring costs ~~being a newly public company~~.

Related Party Expenses

Related party expenses decreased by $0.8 million, or 75% due to termination of our management agreement with an affiliate of one of our stockholders for management and consulting services in the first quarter of 2021 upon consummation of the Business Combination.

Other Operating Expenses

Other operating expenses increased by $1.0 million, or 100% due to impairment of digital assets recognized in the fourth quarter of 2021.

Nonoperating (Expense) Income

Interest Expense

Interest expense decreased by $0.2 million, or 1%, primarily due to a lower interest rate obtained pursuant to the Refinancing.

Office of Trade & Services
May 27, 2022

Loss on Extinguishment of Debt

Loss on extinguishment of debt increased by $1.2 million, due to the Refinancing.

Gain from Settlement of Convertible Note

Gain from settlement of convertible promissory note was $0.7 million and $1.5 million during the years ended December 31, 2021 and 2020, respectively, due to the settlement of the convertible promissory notes payable to United Talent Agency and GBG International Holding Company Limited at a 20% discount, respectively.

Other Income (Expense), Net

Other income, net increased by $2.0 million, primarily due to income recognized from litigation settlements.

Benefit (expense) from Income Taxes

Provision for income taxes changed from $7.1 million of tax expense during 2020 to $2.8 million of tax benefit during 2021. The change was primarily due to additional deferred tax benefits of $3.2 million generated from current year federal net operating losses as the Company had more losses in 2021 compared with 2020. Federal net operating loss following the Tax Cuts and Jobs Act of 2017 can be carried forward indefinitely and therefore can be used against the Company’s indefinite lived deferred tax liabilities. Accordingly, the Company recognized deferred tax benefits from its 2021 federal net operating losses. ~~the offset of deferred tax liabilities on indefinite-lived intangibles by indefinite-lived net operating losses generated in 2021, and~~

The Company also recognized deferred tax benefits of $2.1 million due to a Section 163(j) of the Internal Revenue Code interest limitation, $0.2 million from digital assets, and $1.1 million of valuation allowance release in connection with the deferred tax liabilities assumed in the acquisitions of Honey Birdette and GlowUp. ~~resulting in the release of valuation allowance.~~ There was also an increase of $2.3 million in ~~the~~ foreign deferred income tax benefits ~~expense~~ related to current year losses generated from Honey Birdette’s foreign operations, and a decrease of $0.6 million in foreign withholding tax expenses.

Item 8. Financial Statements and Supplementary Data, page 59

2.
We note the Company ceased to be a smaller reporting company as of December 31,2021. Please amend your filing to include:
a.Management’s discussion and analysis of financial condition and results of operations covering the three most recent annual periods in accordance with Item 303 of Regulation S-K, or disclose the location where any omitted discussion may be found in a prior EDGAR filing;
b.Three years of Statements of Operations, Cash Flows, and Stockholders’ Equity, as required under Rules 3-02 and 3-04 of Regulation S-X; and,
c.Auditor’s report covering the three years presented.

Response

During 2021, the Company met the definition of a “smaller reporting company.” The Company determined on June 30, 2021, the last business day of the second fiscal quarter of 2021, that the Company no longer qualified as a smaller reporting company. As a result, the Company ceased to be a smaller reporting company as of December 31, 2021.

Office of Trade & Services
May 27, 2022

Section 5120.1(c) of the Staff's Financial Reporting Manual (“FRM”) provides that “[a]n issuer that no longer qualifies as a smaller reporting company at the determination date may continue to use the scaled disclosures permitted for a smaller reporting company through its annual report on Form 10-K and begin providing non-scaled larger company disclosure in the first Form 10-Q of the next fiscal year.” In addition, the Note to FRM Section 5120.1(c) states that, “[a]lthough the annual report may continue to include scaled smaller reporting company disclosure, the due date for the annual report will be based on the registrant’s filing status as of the last day of the fiscal year.” Similarly, Smaller Reporting Company Regulatory Relief and Simplification, Release No. 33-8876 (Dec. 19, 2007) (the “SRC Adopting Release”) notes that “a smaller reporting company required to transition to the larger reporting system after its determination date calculation will not be required to satisfy the larger reporting company disclosure requirements until the first quarter after the determination date fiscal year.”[1] The SRC Adopting Release also includes an illustrative example, which explains that “a smaller reporting company with a fiscal year end of December 31, 2008 that is required to transition out of the scaled disclosure system into the larger company disclosure system will be required to do so beginning with the Form 10-Q for the first fiscal quarter of 2009, which would be due in May 2009.”[2]

Accordingly, pursuant to FRM Section 5120.1(c) and the SRC Adopting Release, the Company was permitted to include in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 the scaled disclosure afforded to smaller reporting companies.

Form 10-Q for the Quarterly Period Ended March 31, 2022

Exhibits 32.1 and 32.2, page 1

3.
We note your Section 906 certifications reference your "Form 10-Q for the period ended September 30, 2021." Please amend your Form 10-Q to provide updated certifications that reference the correct period.

Response

In response to the Staff’s comment, the Company has filed an amended Form 10-Q for the quarterly period ended March 31, 2022 to include updated Section 906 certifications that reference the correct period.

* * * * *
Thank you for your consideration. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at lbarton@plbygroup.com.

Very truly yours,

/s/ Lance Barton

Lance Barton
Chief Financial Officer

1 Release No. 33-8876 at 45.
2 Id.